Exhibit 23.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated December 14, 2018 relating to the consolidated financial statements of Daishowa-Marubeni International Ltd. (which report expresses an unmodified opinion and includes an amended consolidated financial statement paragraph stating that the consolidated financial statements for the year ended December 31, 2017 have been restated from those on which we originally reported on), appearing in the Current Report on Form 8-K of Mercer International Inc. filed on December 14, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 31, 2019